Exhibit (a)(11)

Atlanta Boca Raton	Chicago Manhattan	Melville Nashville	Philadelphia San Diego	San Francisco Washington, DC

David T. Wissbroecker

davidw@rerdlaw.com

619-231-1058

August 13, 2015

VIA FACSIMILE (734-352-3700)/HAND DELIVERY

Harold M. Karp, CEO TECUMSEH PRODUCTS, CO. 5683 Hines Drive Ann Arbor MI, 48108	Board of Directors TECUMSEH PRODUCTS, CO. 5683 Hines Drive Ann Arbor MI, 48108

Re:	Shareholder Demand Letter Pursuant to §450.1493a of the Michigan Business Corporations Act

Dear Sirs:

We represent Greg Saggio, a shareholder of Tecumseh Products Company (“Tecumseh or the “Company”). Mr. Saggio is very concerned about the harm being done to Tecumseh by its Board of Directors which is breaching its fiduciary duties in connection with the proposed sale of the Company to Mueller Industries, Inc. and Atlas Holdings LLC (collectively “Mueller”).

The process undertaken by Tecumseh’s Board of Directors to sell the Company to Mueller (the “Proposed Transaction”) is procedurally defective and designed to facilitate the purchase of the Company on unfair terms. The Board has a duty to act in good faith and not abuse its control over Tecumseh. To comply with these duties, the directors must immediately:

1. Rescind the agreement to sell Tecumseh to Mueller unless and until a fair process to sell the Company has been implemented;

2. Disclose all material information regarding the Company’s strategic review process;

3. Disclose all material information that supports the Board s decision to agree to sell the Company to Mueller;

4. Given that the Proposed Transaction is little more than a management buyout, disclose all material information about whether any of the Company’s executive officers and/or Board Members have entered into employment, consulting and/or compensation agreements with Mueller regarding future employment with the surviving entity;

5. Rescind any and all employment, consulting and/or compensation agreements that any of the Company’s executive and/or Board Members have entered into with Mueller

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TECUMSEH PRODUCTS, CO.

August 13, 2015

regarding future employment with the surviving entity, and confirm that their unvested equity in the Company will not vest if the Proposed Transaction is consummated and thus dilute the value of the Company’s shares; and

6. Rescind the preclusive deal protection devices agreed to as part of the merger agreement with Mueller, including the: (i) termination fees; (ii) the no shop/no talk clause; and (iii) the matching rights provision.

Demand is hereby made pursuant to §450.1493a of the Michigan Business Corporations Act, that the Board confirm by 12:00 p.m. Eastern Standard Time, August 17, 2015, that it will comply with Mr. Saggio’s demands as set forth above.

In addition, the Board should be mindful of each of its members’ individual duties to ensure that their fellow directors do not take any action that contractually prohibits them from complying with their fiduciary duties; will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation; and/or will provide the directors with preferential treatment at the expense of, or separate from, the corporation. In accordance with their duties of loyalty and good faith, the directors and/or officers of Tecumseh are further obligated to refrain from participating in any transaction where the directors’ or officers’ loyalties are divided; and/or unjustly enriching themselves at the expense or to the detriment of the Company.

To the extent that the Tecumseh Board refuses to take the actions demanded herein, Greg Saggio requests, pursuant to §450.1493a of the Michigan Business Corporations Act, that the Company immediately commence legal proceedings against each Tecumseh Board member and senior officer for their breaches of fiduciary duty to the Company, including their duty of loyalty and/or due care for failing to properly oversee and protect the interests of the Company.

We thank you for your prompt attention to this serious matter. Should you have any request, questions or concerns, please do not hesitate to contact us.

Respectfully,

DAVID T. WISSBROECKER

EMG:mm